Upon notice duly given, a special meeting of shareholders of Calvert VP SRI Strategic Portfolio, a series of Calvert Variable Series, Inc. (the "Portfolio"), was held on February 11, 2013, for the purpose of voting on the merger of the Portfolio into Calvert VP S&P 500 Index Portfolio, a series of Calvert Variable Products, Inc. With regard to the item being voted, the merger was approved with the following votes:

Affirmative: 1,385,898.678

Against: 40,265.221

Abstain: 93,321.237